Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SUMMER 2016

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed its 2015-2016 fiscal year on May 31, 2016. Sales for 2016 were $35,680,449, an all time record up 17%, compared to $30,589,266 in 2015. Net income was $4,208,225 for 2016, an all time record, and up substantially from the previous year’s net income of $2,174,948.

Taylor Devices’ firm sales order backlog at year’s end was $21.5 million, compared to $25.2 million at the end of our 2015 fiscal year.

FOURTH QUARTER	F/Y 15-16	F/Y 14-15
SALES	$9,061,340	$10,766,451
NET INCOME	$1,092,314	$886,575
EARNINGS PER SHARE	31¢	26¢

FISCAL YEAR	F/Y 15-16	F/Y 14-15
SALES	$35,680,449	$30,589,266
NET INCOME	$4,208,225	$2,174,948
EARNINGS PER SHARE	$1.21	64¢
SHARES OUTSTANDING	3,408,260	3,363,664

ITEM: NEW ORDERS - SEISMIC / WIND

The following new orders for seismic and wind dampers were received during the past quarter:

■	U.S. Veteran’s Administration Hospital – San Juan, Puerto Rico
■	U.S. Navy Facilities Building – Bremerton, Washington
■	Dial Airport – India
■	T-Tower Building – Peru
■	Electronics Manufacturing Plant – Taiwan

ITEM: NEW ORDERS – AEROSPACE / DEFENSE

■	Missiles Canister Isolators – The U.S. Navy has placed a follow-on order for Taylor Devices Tension-Compression Shock Isolators for the SM-2 and SM-3 series of shipboard missiles, known as the Standard Missile. The new order is for 100 sets (400 pieces) of the isolators, with options.
■	Unmanned Air Vehicle Landing Gears – The Company has received a substantial follow-on contract for 2017-2018 production of landing gear struts for this front line aircraft.
■	NASA Orion Program – A follow-on contract has been received for continued development of a critical flight safety system for the manned Orion Space Vehicle.
■	European Commercial Aircraft – The Company has received a follow-on contract for 2017 production of passenger door and cargo door actuators for this aircraft.
■	Shipboard Defense System – An order was received from the U.S. Navy for 50 shipsets of elevation axis shock absorbers.
■	F-15 Aircraft Radars – An order was received for 64 shipsets of shock absorbers for use on the radar system of the F-15 combat aircraft.
■	Smart Bomb Control Dampers – An order was received for 200 sets of fin deployment dampers for a European smart bomb that is launched from various combat aircraft.
■	Shipboard Navigation System Isolators – A follow-on order was received for 11 shipsets of tension-compression shock isolators for a fiber-optic ship’s navigation system used on warships of the NATO Alliance.

ITEM: ASSEMBLY AND TEST AREAS EXPANSION

As announced previously, the Company is constructing a 10,000 sq. ft. addition at the present Tonawanda Island site. This will greatly increase the product size capability and productivity for our seismic damper product lines. The new addition with its overhead traveling cranes will allow dampers to be built up to 45 ft. in length. This will support customer orders now in process, and anticipates what the Company believes will be a new trend in very large damper sizes for major building and bridge projects. The new addition will also be the site of a new long bed damper test machine – since each seismic damper Taylor Devices ships must be tested at maximum force to satisfy customer specifications. Major portions of the new test machine will be fabricated in-house, with a computerized control system and ancillary equipment purchased from commercial sources.

At present, the new addition has its steel frame completed, with most of the wall panels installed. However, construction has been slowed by utility power poles, which must be re-located by the local electrical power company. Due to a survey error sometime in the 1960’s, the poles were mistakenly placed on Taylor Devices property, rather than on the approved easement area along the city street next to the jobsite.

Moving these poles at no cost to the Company involved some time consuming negotiations, and when the new poles were installed, they were undersized and could not support the Company’s expected peak electrical power usage. Thus, larger poles are required and are expected to be installed soon. In any event, the new addition is expected to be complete and in use by September 30, 2016.

Also announced previously was the re-purposing of the former small machine shop at the Tonawanda Island site into an assembly area for small and medium size aerospace products. This re-purposing has been completed, providing a substantial improvement in our aerospace operations and capability, plus providing full compliance with current and future expected requirements of our AS9100 aerospace quality certification.

ITEM: NEXT SHAREHOLDER MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders. You should be receiving your mailing in September.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President